February 8, 2006

Mr. Ryan Milne
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:      MILLER PETROLEUM, INC.
                  FORM 10-KSB FOR THE FISCAL YEAR ENDED APRIL 30, 2005 FILED AUGUST 30, 2005
                  FILE NO. 033-02249-FW

Dear Mr. Milne:

         Reference is made to your letter dated February 1, 2006 to Mr. Charles Stivers setting forth the comments of the Securities and Exchange Commission (the "Commission") in respect of the above referenced filing (the "Form 10-KSB") of Miller Petroleum, Inc. (the "Company"). We hereby respectfully request that the Commission grant the Company an extension until February 28, 2006 to provide a response to the letter and file an amendment to the Form 10-KSB with the Commission.

         Our request for an extension is based on the present strain on the Company's limited resources resulting from its current undertaking to prepare a registration statement on Form SB-2 pursuant to contractual obligation, which may create an impediment to the completion, within the Commission's specified 10-day timeframe, of a response to the letter and filing of the amended Form 10-KSB.

         Please feel free to contact the undersigned at (212) 455-0329 should you wish to discuss.

                                        Very truly yours,

                                        SNOW BECKER KRAUSS P.C.
                                        Counsel for Miller Petroleum, Inc.

                                        By: /s/ Shawn V. Grant
                                            ------------------------
                                            Shawn V. Grant


cc: Deloy Miller
    Lyle H. Cooper
    Jack Becker, Esq.
    David Fishkin, Esq.